Exhibit 99.9	News Release Communiqué de Pressee

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52 University Professors From Around The World Come To Paris
For the Total Energy & Education Seminar
Paris, November 22, 2007 — From November 25 to 30, Université Total will welcome for the first time 52 professors from 44 universities in 21 countries* for a week of conferences and discussions on energy and education. The participants, most of whom specialize in scientific fields related to energy, or in economics or management, will share their views with some 20 Total senior executives and outside experts.
Issues to be addressed during the seminar include the future of energy, climate change, relations between universities and companies in the area of research and the impact of globalization on education and human resources management. “We devised this innovative program in response to a request from a handful of professors,” explains Nathalie Fokart, Director of Université Total. “Very quickly we realized that there was strong demand in both the academic and corporate worlds for an opportunity to exchange views on these major issues and discuss future skills requirements.”
The Total Energy & Education Seminar builds on existing initiatives launched by Total to help its subsidiaries around the world develop their relations with universities, which are a key training ground for Total’s businesses. One example is the Total Summer School for university students, founded in 2006. The Summer School’s second session, in July 2007, attracted 102 students of 24 different nationalities for a week of discussion on the future of energy, climate change and corporate social responsibility.
Says Jean-Jacques Guilbaud, President of Human Resources & Corporate Communications at Total: “These new forums for discussion with students and teachers make an important contribution to the Group’s international development. Total now recruits nearly 70% of its managers outside France, from more than 80 different countries. To be an employer of choice in these countries and integrate diversity into the highest levels of management, we need to be constantly aware of people’s expectations and perceptions of our enterprise.”

*21 countries will be represented at the first Total Energy and Education Seminar: Algeria, Angola, Argentina, Canada, China, France, Germany, India, Indonesia, Iran, Iraq, Italy, Libya, Nigeria, Norway, Russia, South Africa, Spain, Turkey, United Kingdom and Venezuela.
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The Total Energy & Education Seminar is a programme of Université Total (www.universite.total.com). Total founded a corporate university in 2005 to create forums for reflection and discussion on issues that can have an impact on the future of its businesses and to strengthen its ties with the academic world.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com